



Manhattan Zodiac, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $70,000

Offering End Date: May 15, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Manhattan Zodiac, LLC

Founded: July 9, 2019

Address: 1280A 10th Ave
San Francisco, CA 94122

Industry: Consulting Services

Employees: 2

Website: www.manhattanzodiac.com

Use of Funds Allocation:

If the maximum raise is met:

$66,850 (95.50%) – of the proceeds will go towards location buildout
$3,150 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,205 Followers



Business Metrics:

	FY21	FY22
Total Assets	$20,160	$22,410
Cash & Cash Equivalents	$19,635	$8,378
Accounts Receivable	$0	$13,717
Short-term Debt	$1,397	$36
Long-term Debt	$9,898	$9,756
Revenue	$136,226	$186,223
Cost of Goods Sold	$56,131	$59,844
Taxes	$0	$0
Net Income	$23,428	$88,275

Recognition:

Manhattan Zodiac, LLC (DBA Manhattan Zodiac) all female team includes female co-founders, Katya Skye and Yana Nogid, who have extensive years of hospitality experience combined from San Francisco and New York bar establishments. They are driven by a passion for teaching and learning, and their mission is to imbibe with appreciation, elegance, and knowledge for all things cocktail. With a full roster of cocktail classes and events, it was only a matter of time before they would find a permanent second location to call home in San Francisco. They cater to those curious minds that want to learn new skills and apply mixology skills in the hospitality industry. In the past year, their steady increase in revenue shows they are ready to represent what it looks like to have a successful all-female team in a male dominated industry.

About:

Manhattan Zodiac, LLC is a women-owned & operated company based in San Francisco, specializing in bar consulting, cocktail catering, & mixology classes/events. They're driven by a desire to elevate the standards of the bartending experience for professionals & cocktail enthusiasts.

For more information, contact our Customer Support Team at support@thesmbx.com

SMBx